Exhibit 99.3
THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY18	FY17	FY16
Earnings from continuing operations before income taxes	$1,054	$1,033	$983
Add back:
Non-cash U.S. GAAP restructuring and intangible asset impairment charges	2	4	9
Interest expense	85	88	88
Earnings from continuing operations before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense	$1,141	$1,125	$1,080
Less: Income taxes on earnings from continuing operations before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges and interest expense (2)	249	359	368
Adjusted after tax profit	892	766	712
Average capital employed (3)	2,977	2,680	2,463
Less: Capital charge (4)	268	241	222
Economic profit (1) (Adjusted after tax profit less capital charge)	$624	$525	$490

(1) Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense; less income taxes (calculated utilizing the Company's effective tax rate), and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) The tax rate applied is the effective tax rate on earnings from continuing operations, which was 21.8%, 31.9% and 34.1% in fiscal years 2018, 2017 and 2016, respectively.
(3) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax noncash U.S. GAAP restructuring and intangible asset impairment charges. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:
(4) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY18	FY17	FY16
Total assets (5)	$5,060	$4,573	$4,510
Less:
Accounts payable and accrued liabilities (6)	1,000	1,002	1,032
Income taxes payable	—	—	—
Other liabilities (6)	778	770	784
Deferred income taxes	72	61	82
Non-interest bearing liabilities	1,850	1,833	1,898
Total capital employed	3,210	2,740	2,612
After tax non-cash U.S. GAAP restructuring and intangible asset impairment charges	1	2	6
Adjusted capital employed	$3,211	$2,742	$2,618
Average capital employed	$2,977	$2,680	$2,463

(5) Amount for the fiscal year ended June 30, 2016 has been retrospectively adjusted to conform to the current year presentation of debt issuance costs required by ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs."
(6) Accounts payable and accrued liabilities and Other Liabilities are adjusted to exclude interest-bearing liabilities.

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